SEC FILE NUMBER 000-21430
CUSIP NUMBER 769627100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:  December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
RIVIERA HOLDINGS CORPORATION
Full Name of Registrant
Former Name if Applicable 2901 Las Vegas Boulevard South
Address of Principal Executive Office (Street and Number) Las Vegas, Nevada 89109
City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
 (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant was unable to file the Form 10-K for the fiscal year ended December 31, 2008 (the “Report”) without unreasonable effort or expense.  The primary reason for the Registrant’s inability to file at this time is that the Registrant requires additional time to assess its liquidity needs and financial position with respect to the weakening global and domestic economies and their material adverse impact on the Registrant’s results of operations and the receipt of a notice of default (the “Default Notice”) from Wachovia Bank, National Association with respect to the Registrant’s Credit Agreement, dated June 8, 2007.  The Registrant disclosed receipt of the Default Notice on Form 8-K filed on March 4, 2009.

As a result of the receipt of the Default Notice described above, the Registrant believes that it is likely that the report of its independent registered public accounting firm on the Registrant’s consolidated financial statements for the year ended December 31, 2008 will contain an explanatory paragraph with respect to the Registrant’s ability to continue as a going concern.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Phillip B. Simons	702	794-9527
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    ☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The current global economic and financial crisis has had a material adverse impact on the Registrant’s results of operations for 2008 compared to 2007.  For example, the weakening global and domestic economies have hurt consumer spending, which has resulted in significantly lower hotel occupancy and a decline in slot machine and table game amounts wagered.

Riviera Holdings Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Phillip B. Simons
Name: Phillip B. Simons
Title: Treasurer and Chief Financial Officer